EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Fourth Amended and Restated Application dated October 18, 2010 for and on behalf of Elfun Trusts, Elfun International Equity Fund, Elfun Diversified Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund, Elfun Money Market Fund, General Electric S&S Program Mutual Fund, and General Electric S&S Income Fund (the “Funds”); that he is a Vice President and Assistant Secretary of each of these Funds; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ JoonWon Choe
Vice President and Assistant Secretary

A-1